RealEstate Pathways, Inc.

Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549-4628

                                                                                             January 23, 2012

Re:	Real Estate Pathways, Inc.
Registration Statement Form S-1
File Number 333-178517
Filed: December 15, 2011

Attention:	Ms. Melissa Feider
Phone (202) 551-3379

  RealEstate Pathways, Inc. (the “Company”) has received your comments dated January 11, 2012 regarding the Form S-1 filed on December 15, 2011. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

Cover Page, page 3

1.           A statement indicating that this is the “Initial Public Offering” has been added.  Furthermore, the two (2) subheadings have been removed from this page.

2.           The table describing proceeds to registrant has been removed from the cover page.

3.           The name of the officer whom will attempt to sell the common stock had been added to the cover page.

Table of Contents, page 5

4.           The first two (2) paragraphs on page 5 have been removed.

Forward Looking Information, page 5

5.           Forward Looking information on page 5 has been modified.

Risk Factors, page 7

6.           The following Risk Factor has been added to the prospectus:

OUR AUDITOR HAS INDICATED IN ITS REPORT THAT THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN AS A RESULT OF OUR LACK OF REVENUES AND IF WE ARE UNABLE TO GENERATE SIGNIFICANT REVENUE OR SECURE FINANCING WE MAY BE REQUIRED TO CEASE OR CURTAIL OUR OPERATIONS.

Our auditor has indicated in its report that our lack of revenue raises substantial doubt about our ability to continue as a going concern.  The financial statements do not include adjustments that might result from the outcome of this uncertainty.  If we are unable to generate revenue or secure financing we may be required to cease operations, which in return may result in a complete loss of any investment made into the Company.

7.           THIS OFFERING IS ON A BEST EFFORTS BASIS WITH NO MINIMUM AMOUNT REQUIRED TO BE RAISED AND WE CAN ACCEPT INVESTOR FUNDS AT ANY TIME WITHOUT ANY OTHE RINVESTMENT FUNDS BEING RAISED.

RealEstate Pathways, Inc.

No minimum amount of investment funds are required to be raised before we can accept your investment funds.  This is a best efforts offering with no stated minimum. No investment funds will be placed in an escrow account pending the attainment of a minimum amount of investment proceeds.  Once we accept your investment funds we will be under no obligation to return such funds to you even if no other investment funds are raised in this offering. Investors must be aware that we may not even raise sufficient funds to cover the anticipated costs of this offering, estimated at $8,500.  If less than the full amount of this offering is achieved through this offering, investors would likely lose their investment made into the Company in its entirety.

8.           OUR PRINCIPAL SHAREHOLDER WHOM IS AN OFFICER AND DIRECTOR CURRENTLY OWNS 100% OF THE ISSUED STOCK OF THE COMPANY; AND EVEN IF WE WERE SUCCESSFUL IN SELLING ALL OF THE OFFERED STOCK WITHIN THIS OFFERING HE WOULD STILL OWN A SUBTANTIAL AMOUNT, WHICH MEANS INVESTORS WILL HAVE LIMITED SAY ON THE AFFAIRS AND MANAGEMENT OF THE COMPANY.

Our majority shareholder Mr. Eric K. Lindberg is also an officer and director of the Company, he currently owns 100% of our outstanding common stock.   Additionally, if we are successful in selling all of the shares offered within this prospectus, Mr. Lindberg would still hold approximately 30% of the common stock.

As a result of his ownership and positions, our principal shareholder, director and executive officer is able to influence all matters requiring shareholder approval, including the election of our directors; amendment of our articles of incorporation or bylaws; and effecting sale of assets or other corporate transaction.

9.           AS A REPORTING COMPANY WE WILL BE SUBJECT TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS; HOWEVER, BECAUSE WE WILL BE A SMALLER REPORTING COMPANY WE WILL NOT BE SUBJECT TO THE AUDITORS ATTESTATION REPORT

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company's internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting.  Upon effectiveness if this Registration Statement we will be a reporting company and subject to have these internal controls in place and effective.  However, as a result of our limited management depth, we may have difficulty in implementing our internal controls over its financial reporting.  Furthermore, during the course of the evaluation, documentation, we may identify deficiencies that management may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.

As a smaller reporting company we will not be subject to an auditor’s attestation report, therefore, if we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act.  Moreover, effective internal controls are necessary for our Company to produce reliable financial reports and are important to help prevent fraud.  As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business.

10.         The similar risk factor “Because we only have two officers….” has been removed from the registration statement.

11.         The caption of the risk factor “We have limited financial resources…” has been modified.

12.         The risk factor “The Company is subject to 15(d)…” has been modified as follows:

WE WILL NOT BE SUBJECT TO ALL OF THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 (“34 ACT”) THUS LIMITING INFORMATION AVAILABLE ABOUT THE COMPANY
Upon the effectiveness of the registration statement (which includes this prospectus) we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file current reports, periodic reports, annual reports, and other information with the Securities and Exchange Commission, as required. Currently, we do not expect to file a 1934 Act registration statement. Accordingly, and because at this time we are not going to have a class of securities registered under the 34 Act, we will not be subject to proxy rules or Section 16 or 14 of the 1934 Act, until such time as we do file a 34 Act registration statement.  This means that information regarding securities holdings of our officers, directors and 10% stockholders will not be made available on a current basis and we will be able to take shareholder actions without complying with the SEC's proxy rules.  In addition, Section 15(d) of the 34 Act provides an automatic suspension of the periodic reporting obligation as to any fiscal year (except the fiscal year in which the registration statement became effective) if an issuer has fewer than 300 security holders of record at the beginning of such fiscal year.  If our reporting obligation is suspended, investors in our stock may be adversely impacted by the lack of such information, including current reports, periodic reports and annual reports.

RealEstate Pathways, Inc.

Use of Proceeds, page 10

13.         The table indicating Use of Proceeds has been expanded to include estimated expenditures for if 25% and 75% of the shares were to be sold through the offering.

14.         Disclosure has been added to describe priority of use of proceeds and notify potential investors that the Company may not even be successful in selling even 25% of the shares through the offering.

15.         The last sentence of this section has been removed.

Dilution, page 11

16.         A dilution table analyzing 25%, 50%, 75%, and 100% of shares sold has been added to the disclosure.

Description of Securities, page 12

17.         Language indicating the 1,300,000 are restricted as defined under Rule 144 of the Securities Act has been added to the registration statement.

Description of Business

 Competition, page 15

18.         Additional disclosure has been added to this section as follows:  “Currently we are a start-up enterprise with no competitive position within the on-line real estate marketplace.  Management believes, if and when the Company is able to develop its proposed business it will be able to compete successfully within the anticipated market by providing significant benefit to individual buyers, sellers, real estate professional and real estate investors in providing a common community saving both time and resources.”

Management’s Discussion and Analysis

Overview, page 33

19.         The last sentence as indicated has been revised disclosing that “The minimum amount required to cover our offering expenses and professional fees for the next 12 months has been estimated at approximately $20,000.” As well as the following language added thereto, “Investors must be aware that this offering is a best efforts offer and we may not even raise enough funds to cover operational expenses for the next twelve months.”

20.         The language “minimum offering amount” has been removed and the paragraphed contained therein has been modified.

Limited Operating History; Need for Additional Capital, page 35

21.         The disclosure within this section has been revised to indicate the time relation between the potential funds raised and ability to conduct business.

RealEstate Pathways, Inc.

Directors, Executive Officers, Promoters, and Control Persons

Biographical information, page 37

22.           Additional disclosure has been provided to describe specific and skills that led regarding Mr. Lindberg’s qualification to be a Director of the Company.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 39

23.           Reference to the By-Laws has been removed from this section as well as within page II-1.

Outside Back Cover, page 41

24.           The last paragraph has been deleted from the outside back cover.

Recent Sales of Unregistered Securities, page II-2

25.           The first sentence has been corrected to indicate the one (1) sale as described therein.

Signatures, Page II-4

26.           Mr. Lindberg’s signature block has been modified.

/s/Eric K. Lindberg
Eric K. Lindberg
President
RealEstate Pathways, Inc.